

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2010

Mr. Joseph Cala
 President and Chief Financial Officer
CALA CORPORATION
1314 Texas Street, Suite 400
Houston, Texas 77002

> **Re:** **Cala Corporation**
> **Form 10-KSB for the year ended December 31, 2006**
> **File No. 0-15109**

Dear Mr. Cala:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief